

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 20, 2009

<u>By Facsimile and U.S. Mail</u>

Mr. Lorenzo Donadeo
Chief Executive Officer
Vermilion Energy Trust
2800, 400 – 4th Avenue S.W.
Calgary, Alberta T2P 0J4 Canada

>   **Re: Vermilion Energy Trust**
>   **Form 40-F for the Fiscal Year Ended December 31, 2007**
>   **Filed March 27, 2008**
>   **Response Letter Dated November 21, 2008**
>   **Response Letter Dated January 21, 2009**
>   **File No. 000-50832**

Dear Mr. Donadeo:

   We have completed our review of your Form 40-F and related filings and have no further comments at this time.

>   Sincerely,

>   Jill Davis
>   Branch Chief